Exhibit 99.1

Innate Pharma Provides Update on AstraZeneca-Sponsored INTERLINK-1 Phase 3 Study

MARSEILLE, France--(BUSINESS WIRE)--August 1, 2022--Regulatory News:

Innate Pharma SA (Euronext Paris: IPH; Nasdaq: IPHA) (“Innate” or the “Company”), today announced that a planned futility interim analysis of the INTERLINK-1 Phase 3 study sponsored by AstraZeneca (LSE/STO/Nasdaq: AZN) did not meet a pre-defined threshold for efficacy. Based on this result and the recommendation of an Independent Data Monitoring Committee, AstraZeneca has informed Innate that the study will be discontinued. There were no new safety findings. AstraZeneca plan to share the data in due course.

The INTERLINK-1 study, sponsored by AstraZeneca, evaluated monalizumab in combination with cetuximab vs. cetuximab in patients with recurrent or metastatic squamous cell carcinoma of the head and neck (R/M SCCHN) who have been previously treated with platinum-based chemotherapy and PD-(L)1 inhibitors.

“The INTERLINK-1 Phase 3 study was intended to further evaluate a novel immunotherapy regimen following the promising signals observed in a non-randomized Phase 1b/2 study of head and neck cancer. While we are disappointed with the outcome of this study, the findings are certain to advance our understanding of the role of immunotherapy in this setting,” said Mondher Mahjoubi, Chief Executive Officer of Innate Pharma. “We remain confident in the development program for monalizumab in lung cancer, where encouraging data has been previously reported from the randomized, Phase 2 COAST and Neo-COAST studies. Our focus for monalizumab remains on the Phase 3 PACIFIC-9 study in the unresectable Stage III non-small cell lung cancer setting, as well as the Phase 2 NeoCOAST-2 study in the neoadjuvant early-stage lung cancer setting.”

Susan Galbraith, Executive Vice President, Oncology R&D, AstraZeneca, said: “We are disappointed by this outcome and what it means for patients. We would like to thank the patients, investigators and healthcare professionals who dedicated their time and expertise to this trial, which has advanced our understanding of metastatic head and neck cancer. We continue to explore the impact of monalizumab in patients with non-small cell lung cancer across different trials, including the Phase 3 PACIFIC-9 trial.”

Monalizumab, Innate’s lead partnered asset, is a potentially first-in-class immune checkpoint inhibitor targeting NKG2A receptors expressed on tumor infiltrating cytotoxic CD8+ T cells and NK cells. It is being studied in a Phase 3 clinical study sponsored by AstraZeneca, PACIFIC-9, evaluating durvalumab (PD-L1) in combination with monalizumab or AstraZeneca’s oleclumab (anti-CD73) in patients with unresectable, Stage III non-small cell lung cancer (NSCLC) who have not progressed following definitive platinum-based concurrent chemoradiation therapy.

About INTERLINK-1:

INTERLINK-1 was a global, multi-center, randomized, double-blind Phase 3 study of monalizumab and cetuximab vs. placebo and cetuximab designed to enroll approximately 600 patients with recurrent or metastatic squamous cell carcinoma of the head and neck (R/M SCCHN) who have been previously treated with platinum-based chemotherapy and PD-(L)1 inhibitors (“IO-pretreated”).

The primary endpoint was overall survival (OS) in HPV-unrelated participants, with secondary endpoints including OS in all randomized participants, progression-free survival (PFS), overall response rate, duration of response, safety and quality of life. Additional details on the INTERLINK-1 clinical study can be found here.

About monalizumab:

Monalizumab is a potentially first-in-class immune checkpoint inhibitor targeting NKG2A receptors expressed on tumor infiltrating cytotoxic CD8+ T cells and NK cells.

NKG2A is an inhibitory checkpoint receptor for HLA-E. By expressing HLA-E, cancer cells can protect themselves from killing by NKG2A+ immune cells. HLA-E is frequently overexpressed in the cancer cells of many solid tumors and hematological malignancies. Monalizumab may reestablish a broad anti-tumor response mediated by NK and T cells, and may enhance the cytotoxic potential of other therapeutic antibodies.

The ongoing development for monalizumab is focused on investigating monalizumab in various combination strategies in different malignancies, including, in early lung cancer, the Phase 3 PACIFIC-9 study in adults with locally advanced (Stage III), unresectable NSCLC, who have not progressed following platinum-based concurrent chemoradiotherapy, and the Phase 2 NeoCOAST-2 study in the neoadjuvant early-stage setting of NSCLC.

About the Innate-AstraZeneca monalizumab agreement:

In October 2018, AstraZeneca obtained full oncology rights to monalizumab by exercising its option under the co-development and commercialization agreement initiated in 2015.

The financial terms of the agreement include potential cash payments up to $1.275 billion to Innate Pharma. Including the $50 million payment triggered by dosing the first patient in the Phase 3 PACIFIC-9 clinical study, Innate Pharma has received $450 million to date.

For any commercialized oncology indication, AstraZeneca will book all sales revenue and will pay Innate low double-digit to mid-teen percentage royalties on net sales worldwide except in Europe where Innate Pharma will receive 50% share of the profits and losses in the territory. Innate co-fund 30% of the costs of the Phase 3 development program of monalizumab with a pre-agreed limitation of Innate’s financial commitment.

About Innate Pharma:

Innate Pharma S.A. is a global, clinical-stage oncology-focused biotech company dedicated to improving treatment and clinical outcomes for patients through therapeutic antibodies that harness the immune system to fight cancer.

Innate Pharma’s broad pipeline of antibodies includes several potentially first-in-class clinical and preclinical candidates in cancers with high unmet medical need.

Innate is a pioneer in the understanding of Natural Killer cell biology and has expanded its expertise in the tumor microenvironment and tumor-antigens, as well as antibody engineering. This innovative approach has resulted in a diversified proprietary portfolio and major alliances with leaders in the biopharmaceutical industry including Bristol-Myers Squibb, Novo Nordisk A/S, Sanofi, and a multi-products collaboration with AstraZeneca.

Headquartered in Marseille, France with a US office in Rockville, MD, Innate Pharma is listed on Euronext Paris and Nasdaq in the US.

Learn more about Innate Pharma at www.innate-pharma.com

Information about Innate Pharma shares:

ISIN code	FR0010331421
Ticker code	Euronext: IPH Nasdaq: IPHA
LEI	9695002Y8420ZB8HJE29

Disclaimer on forward-looking information and risk factors:

This press release contains certain forward-looking statements, including those within the meaning of the Private Securities Litigation Reform Act of 1995. The use of certain words, including “believe,” “potential,” “expect” and “will” and similar expressions, is intended to identify forward-looking statements. Although the company believes its expectations are based on reasonable assumptions, these forward-looking statements are subject to numerous risks and uncertainties, which could cause actual results to differ materially from those anticipated. These risks and uncertainties include, among other things, the uncertainties inherent in research and development, including related to safety, progression of and results from its ongoing and planned clinical trials and preclinical studies, review and approvals by regulatory authorities of its product candidates, the Company’s commercialization efforts, the Company’s continued ability to raise capital to fund its development and the overall impact of the COVID-19 outbreak on the global healthcare system as well as the Company’s business, financial condition and results of operations. For an additional discussion of risks and uncertainties which could cause the company's actual results, financial condition, performance or achievements to differ from those contained in the forward-looking statements, please refer to the Risk Factors (“Facteurs de Risque") section of the Universal Registration Document filed with the French Financial Markets Authority (“AMF”), which is available on the AMF website http://www.amf-france.org or on Innate Pharma’s website, and public filings and reports filed with the U.S. Securities and Exchange Commission (“SEC”), including the Company’s Annual Report on Form 20-F for the year ended December 31, 2021, and subsequent filings and reports filed with the AMF or SEC, or otherwise made public, by the Company.

This press release and the information contained herein do not constitute an offer to sell or a solicitation of an offer to buy or subscribe to shares in Innate Pharma in any country.

Contacts

Investors and Media

Innate Pharma
Henry Wheeler
Tel.: +33 (0)4 84 90 32 88
Henry.wheeler@innate-pharma.fr

ATCG Press
Marie Puvieux (France)
Tel.: +33 981 87 46 72
innate-pharma@atcg-partners.com